

1937 – 2011


11007785



CORPORATION

2011 ANNUAL REPORT

BECKER & POLIAKOFF, LLP

45 BROADWAY
8TH FLOOR
NEW YORK, NY 10006
212.599.3322 PHONE
212.557.0295 FAX

WWW.BECKER-POLIAKOFF.COM
WWW.BECKERNY.COM

August 12, 2011

BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: IEH Corporation

Dear Sir/Madam:

On behalf of IEH Corporation (the "Company"), please find enclosed seven (7) definitive copies of the Annual Report in the form furnished to shareholders of the Company, for the Annual Meeting of Shareholders to be held on August 31, 2011. The Proxy Statement and form of Proxy were previously filed through EDGAR.

Please acknowledge receipt of this letter and enclosures by date-stamping the enclosed copy of this letter and returning it in the self-addressed, stamped envelope provided.

Sincerely yours,



Steven L. Glauberman

Enclosures


an ISO 9001 company

PERRY JOHNSON
REGISTRARS, INC.


ANSI·RAB
QMS
ACCREDITED

August 8, 2011

To Our Shareholders, Employees, and Friends,

We take great pleasure in reporting our results for FY2011. Revenues were up almost 14% to $13,824,000 from $12,142,000. Operating income improved almost 50% to $2,941,000 from $1,965,000 and net income also rose over 56% to $1,670,000 from $1,069,000. In addition, I am also pleased to report unaudited 1st Q FY2012 figures which show continued progress with net revenues at $3,487,000, operating income at $623,000 and net income at $348,000. Our backlog remains strong.

Many of the economic drivers present in FY2010 remained in operation in FY2011. Tension in several Pacific Rim nations continued to spur purchase of defensive systems which we support and export sales were strong. Value added services also offered meaningful revenues.

Our medical customers' product evolutions were largely completed and we participated as expected in a return to substantial revenue growth in this newest sector of our business.

Establishment of a truly global economy proceeds at a fast rate and we must position ourselves to participate in every available area within the limitations of our resources. International sales in Israel, India, and Pacific Rim nations proceed satisfactorily. The thrust reported in FY2010 to enlarge export sales by adding offices in S. Korea and the EU shows promise and were augmented by the recent establishment of sales offices in Turkey. In our opinion, maximizing worldwide sales efforts are essential for continued growth of our Company.

As mentioned in my FY2010 letter, we must be mindful of negative forces. U.S. and European economies remain under severe stress and there appears to be a consensus among economists that we are several years away from meaningful growth. The time to resolve sovereign debt issues is lengthy and individual economies are unlikely to provide for much expansion in our classical Military-Aerospace market; therefore, the vision of growth of our Company through international market development is appropriate.

Despite the clear challenges in front of us, we are optimistic that our programs and strategy will serve us well in this fiscal year. With the most welcome support of our shareholders, employees, and friends, we can look forward to a successful year ahead.

Thank you,

Michael Offerman
President

140 58th Street – 8E, Brooklyn, NY 11220::Tp. 718-492-4446,7,8::Fax 718-492-9897,8
Email ieh@iehcorp.com::Web www.iehcorp.com

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933 (the "Securities Act"). Any statements contained in this report that are not statements of historical fact may be forward-looking statements. When we use the words "anticipates," "plans," "expects," "believes," "should," "could," "may," "will" and similar expressions, we are identifying forward-looking statements. Further, all statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Securities Act and Exchange Act, respectively. We have based these forward-looking statements largely on our current expectations and projections about future financial events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements involve risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. These factors include our limited experience with our business plan; pricing pressures on our product caused by competition; the risk that our products will not gain market acceptance; our ability to obtain additional financing; our ability to protect intellectual property; and our ability to attract and retain key employees. No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statements. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors beyond our control.

Except as may be required by applicable law, we do not undertake or intend to update or revise our forward-looking statements, and we assume no obligation to update any forward-looking statements contained in this report as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should carefully review and consider the various disclosures we make in this report and our other reports filed with the Securities and Exchange Commission ("SEC") that attempt to advise interested parties of the risks, uncertainties and other factors that may affect our business.

IEH CORPORATION

PART I

Item 1. Business

IEH Corporation (hereinafter referred to as the "Company") was organized under the laws of the State of New York on March 22, 1943 under the name Industrial Heat Treating Company, Inc. On March 15, 1989, the Company changed its name to its current name. The Company's executive offices and manufacturing facilities are located at 140 58th Street, Suite 8E, Brooklyn, New York 11220. The Company's telephone number is (718) 492-4448; Fax: 718-492-9898; its email address is ieh@iehcorp.com.

We have been approved by the federal government as a "Hub-Zone small business Company". This classification is monitored, and while the Company must remain competitive, it is taken into consideration by large business concerns when awarding military contracts in support of government programs. The federal government has mandated that major corporations being awarded government contracts must give a specific percentage of such business to "Hub-Zone small business enterprises."

The majority of our customers require that we maintain a quality system in strict accordance with ISO 9001. This is an International Standard Organization (ISO) specification and we have been recently audited and have received certification to ISO 9001:2008. Our quality policy is: "Listening to our Customers and meeting their needs, while continuously improving our processes and services."

The Company has developed a web site that reflects the standard catalog items produced along with custom offerings. The web site is currently undergoing a major expansion and addition that will allow our customers to obtain information on our product line very quickly. Newsworthy information about the Company will also be included on the web site. You can view it by going to: http://www.iehcorp.com.

The Company designs, develops and manufactures printed circuit connectors for high performance applications. We have also developed a high performance plastic circular connector line. All of our products utilize the HYPERTAC™ contact design, which is identified by the generic "HYPERBOLOID" in our catalogs. This is necessary since all other HYPERTAC™ companies have been purchased by a multi-national company. We are the only independent producer of HYPERTAC™ in the United States.

Our customers consist of OEM's (Original Equipment Manufacturers), companies manufacturing medical equipment, and Distributors who resell our products to OEMs. We sell our products directly and through 17 independent sales representatives located in all regions of the United States, Canada, Israel, India, various Pacific Rim countries, South Korea and the European Union (EU).

The customers we service are in the Government, Military, Aerospace, Medical, Automotive, Industrial, Test Equipment and Commercial Electronics markets. We appear on the Military Qualified Product Listing "QPL" to MIL-DTL-55302 and supply customer requested modifications to this specification. Sales to the commercial electronic and military markets were 31% and 69%, respectively, of the Company's net sales for the year ended March 25, 2011. Our offering of "QPL" items has recently been expanded to include additional products.

In order to remain competitive, the Company has an internal program to upgrade, add and maintain machinery, review material costs and increase labor force productivity. We recently purchased several machines to increase the productivity of certain processes. This will help us meet this goal.

Item 1. Business *(continued)*

Business New Product Development

The Company is sought after by many of its customers to design and manufacture custom connectors. This has created many new products that are innovative designs and employ new technologies. The Company continues to be successful because of its ability to assist its customers and create a new design, including engineering drawing packages, in a relatively short period of time. We will continue to support our customers to the best of our ability.

The circular product line of connectors introduced several years ago for the medical industry continues to be very rewarding for the Company. The line has been expanded to include connector cable assemblies utilizing the circular connectors.

A new product line featuring high density connectors is being added to the Company's product offering. This offering should be available with the next 12 months. The Company expects the new product line to bring additional revenue.

The standard printed circuit board connectors we produce are continually being expanded and utilized in many of the military programs being built today. We have recently received approval for additional products that we can offer under the Military Qualified Product Listing "QPL."

Commitments

The Company has a collective bargaining multi-employer pension plan ("Multi-Employer Plan") with the United Auto Workers of America, Local 259 (the "Union"). Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 (the "1990 Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Multi-Employer Plan. The Company has not taken any action to terminate, withdraw or partially withdraw from the Multi-Employer Plan nor does it intend to do so in the future. Under the 1990 Act, liabilities would be based upon the Company's proportional share of the Multi-Employer Plan's unfunded vested benefits, which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under such Plan were $110,881 for the year ended March 25, 2011 and $110,789 for the year ended March 26, 2010.

On September 15, 2008, the Company was notified by the State of New York Workers' Compensation Board (the "Board") that the Trade Industry Workers' Compensation Trust for Manufacturers (the "Trust") had defaulted. As a member of this self-insured group, the Company was assessed on an estimated basis by the Board for its allocable share necessary to discharge all liabilities of the Trust.

The assessed amount for the years 2002 through 2006 was $101,362. The assessed amount for each year is detailed as follows:

2002	$ 16,826
2003	24,934
2004	31,785
2005	14,748
2006	13,069
	$101,362

Item 1. Business *(continued)*

Commitments *(continued)*

The Company did have the option of paying this assessment as a lump sum amount or paying off the assessment over a 60 month period. The Company elected the deferral option, and was obligated to making monthly payments of $1,689 for 59 months, and $1,711 for the 60th and final month. The Company had recorded this assessment as a charge to Cost and Expenses in the quarter ended December 26, 2008.

The Company was subsequently notified that it was being assessed an additional $146,073 covering the years 2002 through 2007, bringing the total deficit allocation assessment to $247,435.

The total revised assessment for the years 2002 to 2007 is as follows:

2002	$ 23,445
2003	43,797
2004	51,381
2005	38,309
2006	46,477
2007	44,026
	$247,435

As of March 25, 2011, the Company had paid down $86,736 of this assessment.

The Company has elected to pay the revised assessment over a five year period (60 months). The monthly payments, inclusive of interest at 7.50%, are $3,970.

As of March 25, 2011, the remaining balance of the revised assessment payable was $160,699.

Marketing and Sales

The market for connectors and interconnect devices, domestic and worldwide, is highly fragmented as a result of the manufacture by many companies of a multitude of different types and varieties of connectors and interconnects. For example, connectors include: printed wiring board, rectangular I/O, circular, planar (IOC) RF coaxial, IC socket and fiber optic. The Company has been servicing a niche in the market by manufacturing connectors containing HYPERTAC ™ contact designs in the printed wiring board style of connectors.

The Company is continuously experimenting with innovative connection designs, which may cause it to alter its marketing plans in the future if a market should develop for any of its current or future innovative designs. The Company is continually reviewing product lines being sold in the connector and interconnector marketplace. We are committed to expanding our product offering and we consider that many of our current or future custom designs will become product lines.

The Company's products are marketed to OEM's (original equipment manufacturers) directly and through authorized representatives and distributors serving primarily the Government, Military, Aerospace, Medical, Automotive, Industrial, Test Equipment and Commercial Electronics markets. The Company is also involved in developing new connectors for specific uses, which result from changes in technology. The Company assists customers in the development and design of connectors for specific customer applications. This service is marketed to customers who require the development of connectors and interconnection devices specially designed to accommodate the customers' own products.

Item 1. Business *(continued)*

Marketing and Sales *(continued)*

The Company is primarily a manufacturer and its products are essentially basic components of larger assemblies of finished goods. Approximately 96% of the Company's net sales for the years ended March 25, 2011 and March 26, 2010, respectively, were made directly to manufacturers of finished products with the balance of the Company's products sold to distributors. Distributors often purchase connectors for customers who do not require large quantities of connectors over a short period of time but rather require small allotments of connectors over an extended period of time.

Four of the Company's customers accounted for 38% of the Company's net sales for the year ended March 25, 2011. One of those customers accounted for 14% of the Company's net sales. Three of the Company's customers accounted for 31% of the Company's net sales for the year ended March 26, 2010.

The Company currently employs 17 independent sales representatives to market its products in all regions in the United States as well as in Canada, Israel, India, various Pacific Rim countries, South Korea and the European Union (EU). These independent sales representatives also promote the product lines of other electronics manufacturers; however, they do not promote the product lines of manufacturers which compete directly with the Company's products. These sales representatives accounted for approximately 94% of Company net sales for the year ended March 25, 2011 (with the balance of Company net sales being generated via direct customer contact).

International sales accounted for approximately 9% and 1%, respectively, of net sales for the years ended March 25, 2011 and March 26, 2010, respectively.

Backlog of Orders/Capital Requirements

The backlog of orders for the Company's products amounted to approximately $5,450,000 at March 25, 2011, as compared to $4,950,000 at March 26, 2010. A portion of these orders are subject to cancellation or postponement of delivery dates and, therefore, no assurance can be given that actual sales will result from these orders. The Company does not foresee any problems which would prevent it from fulfilling its orders.

Competition

The design, development, manufacture and distribution of electrical connectors and interconnection devices is a highly competitive field. The Company principally competes with companies who produce high performance connectors in printed circuits and wireboards for high technology application. The Company competes by adapting certain technologies to meet specific product applications, producing connectors cost-effectively, and through its production capabilities. In addition, there are many companies who offer connectors with designs similar to those utilized by the Company and are direct competitors of the Company.

The primary basis upon which the Company competes is product performance and production capabilities. The Company usually receives job orders after submitting bids pursuant to customer-issued specifications for connectors and interconnectors. The Company's bid can be for a new item that requires the item to perform under harsh environment requirements or it can be for a standard catalog item. The Company also offers engineering services to its customers in designing and developing connectors for specialized products and specific customer applications. This enables the Company to receive a competitive advantage over those companies who basically manufacture connectors based solely or primarily on cataloged specifications.

Item 1. Business *(continued)*

Competition *(continued)*

Many of the Company's competitors have greater financial resources, market penetration and experience than the Company and no assurances can be given that the Company will be able to compete effectively with these companies in the future.

Suppliers of Raw Materials and Component Parts

The Company utilizes a variety of raw materials and manufactured component parts, which it purchases from various suppliers. These materials and components are available from numerous sources and the Company does not believe that it will have a problem obtaining such materials and parts in the future.

However, any delay in the Company's ability to obtain necessary raw materials and component parts may affect its ability to meet customer production needs. In anticipation of such delays, the Company carries an inventory of raw materials and component parts to avoid shortages and to insure continued production.

Research & Development

The Company provides personalized engineering services to its customers by designing connectors for specific customer applications. The employment of electromechanical engineers is the anticipated cornerstone of the Company's future growth. The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

The Company did not expend any funds on, nor receive any revenues related to, customer sponsored research and development activities relating to the development of new designs, techniques and the improvement of existing designs during the years ended March 25, 2011 and March 26, 2010.

Employees

The Company presently employs approximately 121 people, two (2) of whom are executive officers; three (3) are engaged in management activities; seven (7) provide general and administrative services; and approximately 109 are employed in manufacturing and testing activities. The employees engaged in manufacturing and testing activities are covered by a collective bargaining agreement with the Union, which expires on March 31, 2012. The Company believes that it has a good relationship with its employees and the Union.

Governmental Regulations

The Company is subject to federal regulations under the Occupational Safety and Health Act ("OSHA") and the Defense Supply Command Columbus ("DSCC").

OSHA provides federal guidelines and specifications to companies in order to insure the health and safety of employees.

Item 1. Business *(continued)*

Governmental Regulations *(continued)*

DSCC oversees the quality and specifications of products and components manufactured and sold to the government and the defense industry. DSCC's primary customer is the U.S. military. Many of our products appear on the DSCC Qualified Products Listing ("QPL"). To remain qualified, the Company submits its products to an outside testing laboratory which performs all required testing. After review by the Company of the testing results the data is then submitted to the DSCC. The Company and its products are only approved and remain on the QPL if the Company has passed all testing requirements. Although DESC continuously requires suppliers to meet changing specifications, the Company has not encountered any significant problems meeting such specifications and its products have, in the past, been approved. The Company is unaware of any changes in the government's regulations which are expected to materially affect the Company's business.

Item 1A. Risk Factors

We are a "smaller reporting company" as defined by Regulation S-K and as such, are not required to provide the information contained in this item pursuant to Regulation S-K.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company has renewed its lease for its manufacturing facility located at 140 58th Street, Suite E, Brooklyn, New York. The renewed lease term runs from December 1, 2010 through November 30, 2020. The basic minimum annual rentals are as follows:

Fiscal year ending March:

2012	$ 149,380
2013	153,860
2014	158,480
2015	163,240
2016	168,120
Thereafter	853,100
	$ 1,646,180

The Company leases approximately 20,400 square feet of space, of which it estimates 6,000 square feet are used as executive, sales and administrative offices and 14,400 square feet are used for its manufacturing, testing and plating operations.

The rental expense for the years ended March 25, 2011 and March 26, 2010 was $133,849 and $145,374, respectively. In addition to the base rent, the Company pays real estate taxes, insurance premiums and utility charges relating to the use of the premises. The Company considers its present facilities to be adequate for its present and anticipated future needs.

PART I

Item 3. Legal Proceedings

The Company is not a party to or aware of any pending or threatened legal proceedings which, in the opinion of the Company's management, would result in any material adverse effect on its results of operations or its financial condition.

PART II

Item 4. (Removed and Reserved)

PART III

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters (*continued*)

Principal Market (*continued*)

The common stock of the Company (the "common stock") is traded in the Over-The-Counter Market Electronic Bulletin Board and is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System Bulletin Board under the symbol "IEHC.OB"). On January 11, 1993, the Company's common stock was deleted from listing on the NASDAQ SmallCap Market System because of the Company's failure to maintain the minimum asset and shareholders equity requirements. On January 12, 1993, the Company's common stock was first quoted over the OTC Electronic Bulletin Board (OTCBB).

Market Information

The range of high and low bid prices for the Company's common stock, for the periods indicated as set forth below. For the period to October 29, 1991, the Company was listed on the NASDAQ National Market System. On October 29, 1991, the Company's common stock was delisted from the NASDAQ National Market System and from October 29, 1991 to January 11, 1993, the Company's common stock was listed on the NASDAQ SmallCap Market System. On January 11, 1993, the Company's common stock was delisted from the NASDAQ SmallCap Market System and on January 13, 1993, the Company's common stock was first quoted over the Electronic Bulletin Board (OTCBB). Set forth below is a table indicating the high and low bid prices of the common stock during the periods indicated.

Year	High Bid	Low Bid
Fiscal Year ended March 25, 2011 (*)		
1st Quarter	$4.45	$3.56
2nd Quarter	$4.45	$3.60
3rd Quarter	$4.89	$3.60
4th Quarter	$5.00	$4.05
Fiscal Year ended March 26, 2010 (*)		
1st Quarter	$4.45	$3.79
2nd Quarter	$3.79	$3.15
3rd Quarter	$4.00	$2.65
4th Quarter	$3.75	$2.46

(*) As reported by the OTCBB.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters *(continued)*

Market Information (*continued*)

The above quotations, as reported, represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. Such quotations do not necessarily represent actual transactions.

On June 29, 2011 (the last day prior to the filing of this report on which trading in the common stock occurred), the high bid for the common stock was $5.20 and the low bid was $5.20.

Dividends

The Company has not paid any cash dividends on its common stock during the last five (5) fiscal years. At present, the Company does not anticipate issuing any cash dividends on its common stock in the foreseeable future by reason of its contemplated future financial requirements and business plans. The Company will retain earnings, to the extent that there are any, to finance the development of its business.

Approximated Number of Equity Security Holders

The number of record holders of the Company's common stock as of July 7, 2011 was approximately 482. Such number of record owners was determined from the Company's shareholder records, and does not include the beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies.

Transfer Agent

The transfer agent for our common stock is Registrar & Transfer Company located in Cranford, New Jersey.

Item 6. Selected Financial Data

We are a "smaller reporting company" as defined by Regulation S-K and as such, are not required to provide the information contained in this item pursuant to Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements contained in this report, which are not historical facts, may be considered forward-looking information with respect to plans, projections, or future performance of the Company as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected. The words "anticipate," "believe", "estimate", "expect," "objective," and "think" or similar expressions used herein are intended to identify forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the effects of the Company's business, actions of competitors, changes in laws and regulations, including accounting standards, employee relations, customer demand, prices of purchased raw material and parts, domestic economic conditions, including housing starts and changes in consumer disposable income, and foreign economic conditions, including currency rate fluctuations. Some or all of the facts are beyond the Company's control.

The following discussion and analysis should be read in conjunction with our audited financial statements and related footnotes included elsewhere in this report, which provide additional information concerning the Company's financial activities and condition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Overview

The Company designs, develops and manufactures printed circuit connectors for high performance applications. We have also developed a high performance plastic circular connector line. All of our products utilize the HYPERTAC™ contact design, which is identified by the generic "HYPERBOLOID" in our catalogs. This is necessary since all other HYPERTAC™ companies have been purchased by a multi-national company. We are the only independent producer of HYPERTAC™ in the United States.

Our customers consist of OEM's (Original Equipment Manufacturers), companies manufacturing medical equipment, and Distributors who resell our products to OEMs. We sell our products directly and through 17 independent sales representatives located in all regions of the United States as well as in Canada, Israel, India, various Pacific Rim countries, South Korea and the European Union (EU).

The customers we service are in the Government, Military, Aerospace, Medical, Automotive, Industrial, Test Equipment and Commercial Electronics markets. We appear on the Military Qualified Product Listing "QPL" to MIL-DTL-55302 and supply customer requested modifications to this specification. Sales to the commercial electronic and military markets were 31% and 69%, respectively, of the Company's net sales for the year ended March 25, 2011. Our offering of "QPL" items has recently been expanded to include additional products.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the critical accounting policies, which could have the most significant effect on the Company's reported results and require the most difficult, subjective or complex judgments by management.

- Impairment of Long-Lived Assets:
  The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The Company makes estimates of its future cash flows related to assets subject to impairment review.

- Inventory Valuation:
  Raw materials and supplies are valued at the lower of first-in, first-out cost or market. Finished goods and work in process are valued at the lower of actual cost, determined on a specific identification basis, or market. The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost, and adjusts their inventory value accordingly. Future periods could include either income or expense items if estimates change and for differences between the estimated and actual amount realized from the sale of inventory.

- Income Taxes:
  The Company records a liability for potential tax assessments based on its estimate of the potential exposure. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. Income tax expense in future periods could be adjusted for the

difference between actual payments and the Company's recorded liability based on its assessments and estimates.

- Revenue Recognition:
  Revenues are recognized at the shipping date of the Company's products. The Company has historically adopted the shipping terms that title merchandise passes to the customer at the shipping point (FOB Shipping Point). At this juncture, title has passed, the Company has recognized the sale, inventory has been relieved, and the customer has been invoiced. The Company does not offer any discounts, credits or other sales incentives.

  The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

  The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option. If the product is repairable, the Company at its own cost will repair and return it to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of the product.

  Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

- Research & Development:
  The Company provides personalized engineering services to its customers by designing connectors for specific customer applications. The employment of electromechanical engineers is the anticipated cornerstone of the Company's future growth. The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

The Company did not expend any funds on, nor receive any revenues related to, customer sponsored research and development activities relating to the development of new designs, techniques and the improvement of existing designs during the years ended March 25, 2011 and March 26, 2010, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations

The following table sets forth for the periods indicated, percentages for certain items reflected in the financial data as such items bear to the revenues of the Company:

Relationship to Total Revenues

	March 25, 2011	March 26, 2010
Operating revenues (in thousands)	**$ 13,824**	$ 12,142
Operating expenses: (as a percentage of operating revenues)		
Costs of products sold	**62.9%**	67.4%
Selling, general and administrative	**14.4%**	14.8%
Interest expense	**.3%**	.3%
Depreciation and amortization	**1.2%**	1.3%
TOTAL COSTS AND EXPENSES	**78.8%**	83.8%
Operating income	**21.2%**	16.2%
Other income	**-**	-
Income before income taxes	**21.2%**	16.2%
Income taxes	**(9.2%)**	(7.4%)
Net income	**12.0%**	8.8%

Year End Results: March 25, 2011 vs. March 26, 2010

Net sales for the year ended March 25, 2011 amounted to $13,823,640 reflecting a 13.9% increase versus the year ended March 26, 2010 net sales of $12,141,941. The increase in net sales is a direct result of an increase in government, military, aerospace and commercial sales.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations *(continued)*

Year End Results: March 25, 2011 vs. March 26, 2010 *(continued)*

The Company is primarily a manufacturer and its products are essentially basic components of larger assemblies of finished goods. Approximately 96% of the Company's net sales for the fiscal years ended March 25, 2011 and March 26, 2010, respectively, were made directly to manufacturers of finished products with the balance of the Company's products sold to distributors.

Distributors often purchase connectors for customers who do not require large quantities of connectors over a short period of time but rather require small allotments of connectors over an extended period of time.

For the fiscal year ended March 25, 2011, four of the Company's customers accounted for approximately 38% of net sales. Of these, one customer accounted for approximately 14% of net sales.

The Company currently employs 17 independent sales representatives to market its products in all regions of the United States as well as in Canada, Israel, India, various Pacific Rim countries, South Korea and the European Union (EU). These sales representatives accounted for approximately 94% of the Company's net sales for the year ended March 25, 2011, with the balance of net sales being generated by direct customer contact.

For the fiscal year ended March 25, 2011, the Company's principal customers included manufacturers of commercial electronic products, military defense contractors and distributors who service these markets. Sales to the commercial electronic and government markets comprised 91% and 99% of the Company's net sales for the years ended March 25, 2011 and March 26, 2010, respectively. Approximately 9% and 1% of net sales, respectively, were made to international customers for the years ended March 25, 2011 and March 26, 2010, respectively.

Cost of products sold amounted to $8,693,472 for the fiscal year ended March 25, 2011, or 62.9% of operating revenues. This reflected a $511,908 or 6.3% increase in the cost of products sold of $8,181,564 or 67.4% of operating revenues for the fiscal year ended March 26, 2010. This increase is due primarily to the increased cost of production associated with the increase in government, military, aerospace and commercial sales.

Selling, general and administrative expenses were $1,983,862 and $1,796,652 or 14.4% and 14.8% of net sales for the fiscal years ended March 25, 2011 and March 26, 2010, respectively. This category of expenses increased by $187,210 or 10.4% from the prior year. The increase can be attributed to an increase in salaries, commissions and travel.

Interest expense was $43,946 for the fiscal year ended March 25, 2011 or .3% of net sales. For the fiscal year ended March 26, 2010, interest expense was $41,510 or .3% of net sales. The increase of $2,436 or 6.9% reflects the slight increase in interest bearing debt by the Company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations *(continued)*

Year End Results: March 25, 2011 vs. March 26, 2010 *(continued)*

Depreciation and amortization of $161,182 or 1.2% of net sales was reported for the fiscal year ended March 25, 2011. This reflects an increase of $4,299 or 2.7% from the prior year ended March 26, 2010 of $156,883 or 1.3% of net sales. The increase is due primarily to additional new equipment being put in use during the current fiscal year.

The Company reported net income of $1,669,517 for the year ended March 25, 2011 representing basic earnings of $.73 per share as compared to net income of $1,069,437 or $ .46 per share for the year ended March 26, 2010. The increase in net income for the current year can be attributed primarily to the reported increase in government, military, aerospace and commercial sales.

Liquidity and Capital Resources

The Company reported working capital of $5,411,126 as of March 25, 2011 compared to a working capital of $3,878,431 as of March 26, 2010. The increase in working capital of $1,532,695 was attributable to the following items:

Net income	$ 1,669,517
Depreciation and amortization	161,182
Capital expenditures	(233,726)
Other transactions	(64,278)
	$ 1,532,695

As a result of the above, the current ratio (current assets to current liabilities) was 8.01 to 1 at March 25, 2011 as compared to 5.46 to 1 at March 26, 2010. Current liabilities at March 25, 2011 were $772,080 compared to $869,495 at March 26, 2010.

The Company reported $233,726 in capital expenditures for the year ended March 25, 2011 and recorded depreciation expense of $161,182 for the year ended March 25, 2011.

The net income of $1,669,517 for the year ended March 25, 2011 resulted in an increase in stockholders' equity to $6,594,842 as compared to stockholders' equity of $4,925,325 at March 26, 2010.

The Company has an accounts receivable financing agreement with a non-bank lending institution ("Factor") whereby it can borrow up to 80 percent of its eligible receivables (as defined in such financing agreement) at an interest rate of 2 ½% above JP Morgan Chase's publicly announced rate with a minimum interest rate of 12% per annum.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Liquidity and Capital Resources *(continued)*

The financing agreement has an initial term of one year and will automatically renew for successive one-year terms, unless terminated by the Company or its lender upon receiving 60 days prior notice. Funds advanced by the Factor are secured by the Company's accounts receivable and inventories. As of March 25, 2011, the Company had reported excess payments to the Factor resulting in an overpayment of $78,898, which the Company intends to apply against future borrowings. These excess repayments are reported in the accompanying financial statements as "Excess payments to accounts receivable factor".

In the past two fiscal years, management has been reviewing its collection practices and policies for outstanding receivables and has revised its collection procedures to a more aggressive collection policy. As a consequence of this new policy the Company's experience is that its customers have been remitting payments on a more consistent and timely basis. The Company reviews the collectability of all accounts receivable on a monthly basis. The reserve is less than 2% of average gross accounts receivable and is considered to be conservatively adequate.

The Company has a collective bargaining multi-employer plan ("Multi-Employer Plan") with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month.

With the passage of the 1990 Act the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Multi-Employer Plan. The Company has not taken any action to terminate, withdraw or partially withdraw from the Multi-Employer Plan nor does it intend to do so in the future. Under the 1990 Act, liabilities would be based upon the Company's proportional share of such Plan's unfunded vested benefits, which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under such Plan were $110,881 for the year ended March 25, 2011 and $110,789 for the year ended March 26, 2010.

On September 15, 2008, the Company was notified by the State of New York Workers' Compensation Board (the "Board") that the Trade Industry Workers' Compensation Trust for Manufacturers (the "Trust") had defaulted. As a member of this self-insured group, the Company was assessed on an estimated basis by the Board for its allocable share necessary to discharge all liabilities of the Trust.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Liquidity and Capital Resources *(continued)*

The assessed amount for the years 2002 through 2006 was $101,362. The assessed amount for each year is detailed as follows:

2002	$ 16,826
2003	24,934
2004	31,785
2005	14,748
2006	13,069
	$101,362

The Company did have the option of paying this assessment as a lump sum amount or paying off the assessment over a 60 month period. The Company elected the deferral option, and was obligated to making monthly payments of $1,689 for 59 months, and $1,711 for the 60th and final month. The Company had recorded this assessment as a charge to Cost of Sales in the quarter ended December 26, 2008.

The Company was subsequently notified that it was being assessed an additional $146,073 covering the years 2002 through 2007, bringing the total deficit allocation assessment to $247,435.

The total revised assessment for the years 2002 to 2007 is as follows:

2002	$ 23,445
2003	43,797
2004	51,381
2005	38,309
2006	46,477
2007	44,026
	$247,435

As of March 25, 2011, the Company had paid down $86,736 of this assessment.

The Company has elected to pay the revised assessment over a five year period (60 months). The monthly payments, inclusive of interest at 7.50%, are $3,970.

As of March 25, 2011 the remaining balance of the revised assessment payable was $160,699.

On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2002 Employees Stock Option Plan ("Employee Option Plan") to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management. No options have been granted under the Employee Option Plan to date.

Options granted to employees under the Employee Option Plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or option which do not so qualify. Under this Plan, the exercise price of an option designated as an incentive stock option shall not be less than the fair market value of the Company's common stock on the day such option is granted.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Liquidity and Capital Resources *(continued)*

In the event an option designated as an incentive stock option is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant. Exercise prices of non-incentive stock options may be less than the fair market value of the Company's common stock on the date of grant. The aggregate fair market value of shares subject to options granted to its participants, which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 25, 2011, no options had been granted under the Employee Option Plan.

In 1987, the Company adopted a cash bonus plan ("Cash Bonus Plan") for Executive Officers. Contributions to the Cash Bonus Plan are made by the Company only after pre-tax operating profits exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 or 25% of pre-tax operating profits. For the year ended March 25, 2011, the contribution was $173,000 and for the year ended March 26, 2010, the contribution was $163,000.

Effects of Inflation

The Company does not view the effects of inflation to have a material effect upon its business. Increases in costs of raw materials and labor costs have been offset by increases in the price of the Company's products, as well as reductions in costs of production, reflecting management's efforts in this area. While the Company has in the past increased its prices to customers, it has maintained its relatively competitive price position. However, significant decreases in government and military subcontractor spending has provided excess production capacity in the industry, which in turn has tightened pricing margins.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements within the meaning of Item 303 of Regulation S-B.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are a "smaller reporting company" as defined by Regulation S-K and as such, are not required to provide the information contained in this item pursuant to Regulation S-K.

Item 8. Financial Statements and Supplementary Data

See our audited Financial Statements for the fiscal year ended March 25, 2011 which follows Item 15 of this Annual Report on Form 10-K.

PART II

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluations of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable level as of the end of the year to ensure that information we are required to disclose in the reports that we file and submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely discussions regarding disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon assessment, our management concluded that our internal control over financial reporting is effective as of March 25, 2011.

Management's Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed by, or under the supervision of our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

Item 9A. Controls and Procedures (*continued*)

Management's Report on Internal Control over Financial Reporting (continued)

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 25, 2011. In making this evaluation, management used the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of March 25, 2011.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There was no change in our system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our fiscal year ended March 25, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9A. Controls and Procedures (*continued*)

Inherent Limitations on Effectiveness of Controls

We do not expect that internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within its company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Other Information Related to Internal Controls

Historically, the Company has relied upon the entire Board of Directors in appointing the Company's independent auditors and reviewing the financial condition and statements of the Company. Given the relatively small size of the Company's operations and revenues, the Board has not believed that appointing an independent committee was a necessity.

Additionally, in response to the passage of the Sarbanes-Oxley Act of 2002, our Board of Directors and management have adopted a Code of Ethics and have instituted a periodic review by members of our management team to assist and guide the disclosure process. The Board has also determined to periodically review and develop policies and procedures to enhance our disclosure controls and procedures as well as with reviewing our periodic reports and other public disclosures.

Item 9B. Other Information

None.

IEH CORPORATION

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The executive officers and directors of the Company are as follows:

Name	Age	Office	Class
Michael Offerman	70	Chairman of the Board of Directors, President and Chief Executive Officer	I
Robert Knoth	69	Chief Financial Officer, Controller, Secretary and Treasurer	
Murray Sennet	88	Director	I
Allen Gottlieb	70	Director	II
Gerald E. Chafetz	68	Director	II

IEH's Certificate of Incorporation provides that the directors of the Company are to be elected in two (2) classes; each class to be elected to a staggered two (2) year term and until their successors are duly elected and qualified. Prior to May 26, 2009, the Board of Directors consisted of three (3) members divided into two classes with two Class I Members (Messrs. Offerman and Sennet) and one Class II Member (Mr. Gottlieb). On May 26, 2009, the Board of Directors unanimously voted to increase the number of directors from three to four directors and elected Gerald E. Chafetz as a Class II Member. The Class I Members of the Board of Directors are scheduled to be elected at the Company's 2011 Annual Meeting. All officers are elected by and serve at the discretion of the Board of Directors.

Executive Officers and Directors

Michael Offerman. Michael Offerman has been a member of the Board of Directors since 1973. In May 1987, Mr. Offerman was elected President and Chief Executive Officer of the Company and has held that position since that date. Prior to his becoming President, Mr. Offerman served as Executive Vice-President of the Company.

Robert Knoth. Robert Knoth joined the Company as Controller in January 1990 and was elected Treasurer of the Company in March 1990. Mr. Knoth was elected as Secretary of the Company in September 1992 and Mr. Knoth has held these positions since said dates. From 1986 to January 1990, Mr. Knoth was employed as controller by G&R Preuss, Inc., a company engaged in the business of manufacturing truck bodies and accessories.

Murray Sennet. Murray Sennet has been a member of the Company's Board of Directors since 1970. Mr. Sennet was the Secretary and the Treasurer of the Company at the time of his retirement in April 1986.

Item 10. Directors, Executive Officers and Corporate Governance *(continued)*

Executive Officers and Directors *(continued)*

Allen Gottlieb. Allen Gottlieb has been a member of the Company's Board of Directors since 1992. Mr. Gottlieb is retired. As previously disclosed by the Company, in February 2003 in the United States District Court for the Southern District of New York, the SEC obtained a civil judgment against certain persons including Mr. Gottlieb (Securities and Exchange Commission v. Stewart et al. 98 Civ. 2636 (S.D.N.Y.)) pursuant to which the defendants were found to have violated the antifraud provisions of Section 17A of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act. As a result, the defendants including Mr. Gottlieb were permanently enjoined from future violations and were held liable for aggregate damages totaling approximately $3 million. Mr. Gottlieb has appealed the judgment insofar as it pertains to him (including the payment of any damages) and the appeal is currently pending in the United States Court of Appeals for the Second Circuit.

Gerald Chafetz. Mr. Chafetz, 68, is the President of GEC Enterprises, LLC which he founded in April 2010. GEC Enterprises,LLC provides consulting services to property management companies and a group of window and door retail stores. Prior to April 2010, Mr. Chafetz had been the President of Capitol City Companies since 1989. Capitol City Companies is a property management and home improvement business headquartered in Hartford, Connecticut. Prior to founding Capitol City Companies, he had an extended 22-year executive career in the textile industry with several knitwear and high fashion manufacturers, including Arista Knitwear, Berwick Fashion Knitwear and Beged-or Knitwear. Mr. Chafetz graduated from the University of Hartford in 1965 with a Bachelor of Science degree in business.

Significant Employees

Joan Prideaux joined the Company in April 1994, as Director of Sales and Marketing. Joan has been in the connector business over 30 years and brings this experience to IEH. Prior to joining us, she was employed by Automatic Connector as Director of Sales.

Mark Iskin is the Director of Purchasing, a position he has held since September 2000. On April 14, 2011, the Board of Directors appointed Mark to the position of Vice-President-Operations. Prior to joining the Company, Mark worked as a materials and purchasing specialist, in manufacturing and distribution companies. In his last position with an industrial distributor, he was responsible for purchasing and managing vendors for the cutting tool section of the catalog. In addition he participated in setting up and developing the company's forecasting/planning software related to that department procedures.

David Offerman joined IEH in September 2004 as the National Sales Manager. On April 14, 2011, the Board of Directors appointed David to the position of Vice-President-Sales and Marketing. Prior to joining IEH, David worked as an account executive and sales manager in the telecommunication industry. David is the son of Michael Offerman, President and Chief Executive Officer of the Company.

Robert Romeo serves as Vice President of Engineering for IEH, a post he has held since October 2005. Robert has corporate responsibility for engineering products and driving product enhancements to satisfy the demanding application requirements of IEH customers. In addition, Robert is tasked with engineering new product developments in the IEH connector offerings to broaden the market base of potential customers. These new connectors will introduce the traditional IEH quality and value to industries that specify exceptional reliability and performance in electrical equipment. Before joining IEH, Robert worked for more than 20 years in positions of increasing responsibility for major national manufacturers of electrical and electronic goods for residential, industrial, government and OEM markets.

PART III

Item 9. Directors, Executive Officers and Corporate Governance *(continued)*

Significant Employees *(continued)*

Paul Tzetzos joined IEH in November, 2005 as a Quality Assurance Director. Paul has over 20 years of experience in the field of Quality Assurance; with the last 15 years as Director/Manager. He is a degreed Engineer with diversified knowledge in developing, implementing, maintaining, and improving Quality Systems, such as ISO 9001:2008, EECS, MIL-Q-9858A, ETC. A certified Lead and Internal Auditor, Paul has a great deal of knowledge concerning military and industry specifications and standards.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company's directors and officers and persons who own, directly or indirectly, more than 10% of a registered class of the Company's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock.

Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on review of the copies of such reports received by the Company, the Company believes that filing requirements applicable to officers, directors and 10% shareholders were complied with during the year ended March 25, 2011.

Director Independence; Meetings of Directors; Committees of the Board

Our Board of Directors currently consists of four individuals. Three of our directors (other than Michael Offerman) are "independent" as defined in the Marketplace Rules of The NASDAQ Stock Market. During the fiscal year ended March 25, 2011, our Board of Directors held one meeting and acted by unanimous written consent on two occasions.

Since the Board of Directors has historically and will in the immediate future consist of only a small number of directors, we have not formed any Board committees. All matters relating to audit, compensation, nominations and corporate governance are considered and acted only by the entire Board of Directors.

The Board did not adopt any modifications to the procedures by which security holders may recommend nominees to its Board of Directors.

Item 11. Executive Compensation

The following table sets forth below the summary compensation paid or accrued by the Company during the fiscal years ended March 25, 2011 and March 26, 2010 for the Company's Chief Executive Officer and Chief Financial Officer:

Item 11. Executive Compensation *(continued)*

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Total
Michael Offerman, Chief Executive Officer, President (1)	March 25, 2011	$ 203,191	$ 45,000	$ 0	$ 248,191
	March 26, 2010	$ 175,538	$ 47,000	$ 0	$ 222,538
Robert Knoth, Chief Financial Officer	March 25, 2011	$ 149,833	$ 36,000	$ 0	$ 185,833
	March 26, 2010	$ 130,404	$ 34,000	$ 0	$ 164,404

(1) During the fiscal years ended March 25, 2011 and March 26, 2010, the Company provided automobile allowances to Mr. Offerman. This does not include the aggregate incremental cost to the Company of such automobile allowance.

On September 1, 2009, the Company entered into agreements with each of Michael Offerman, its President and Chief Executive Officer, and Robert Knoth, its Chief Financial Officer, respectively, providing for certain retirement benefits to be payable to each of them after termination of each such officer's active service of employment with the Company. Each agreement provides that each officer's employment with the Company shall be divided into an "active period" and a "retirement period." The active period shall mean the period of time until the officer attains the age of 70 years, or further period of employment beyond such date if extended by mutual agreement of the officer and the Company. The retirement period shall mean the period beginning with the officer attaining the age of 70 years and continuing until 10 years thereafter unless the officer's employment has been previously terminated or extended by the mutual agreement of the officer and the Company. The retirement period shall take effect only on termination of the active period. Pursuant to Mr. Offerman's agreement, he will be entitled to receive $50,000 per annum and aggregate payments during the retirement period not to exceed $500,000. Pursuant to Mr. Knoth's agreement, he will be entitled to receive $12,000 per annum and aggregate payments during the retirement period not to exceed $120,000.

Cash Bonus Plan

In 1987, the Company adopted the Cash Bonus Plan for executive officers. Contributions to the Cash Bonus Plan are made by the Company only after pre-tax operating profits exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 of 25% of pre-tax operating profits. For the fiscal year ended March 25, 2011, the contribution was $173,000. The contribution for the fiscal year ended March 26, 2010 was $163,000.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information as of July 8, 2011 with respect to: (i) the persons (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities; (ii) each Executive Officer and Director who owns common stock in the Company; and (iii) all Executive Officers and Directors as a group. As of July 8, 2011, there were 2,303,468 shares of common stock issued and outstanding. The figures stated below are based upon Schedule 13Ds, Schedule 13D/As, Form 3s and Form 4s filed with the SEC by the named persons.

PART III

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters *(continued)*

Title of Class	Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage (%) of Common Stock Owned
Officers and Directors			
Common Stock $.01 Par Value	Michael Offerman c/o IEH Corporation 140 58th Street Brooklyn, NY 11220	923,784(1)	40%
	Murray Sennet c/o IEH Corporation 140 58th Street Brooklyn, NY 11220	24,500	1.1%
	Allen Gottlieb c/o IEH Corporation 140 58th Street Brooklyn, NY 11220	0	0
	Robert Knoth c/o IEH Corporation 140 58th Street Brooklyn, NY 11220	2,115	*
	Gerald E. Chafetz c/o IEH Corporation 140 58th Street Brooklyn, NY 11220	0	0
All Officers & Directors as a Group (5 in number)		950,399(1)	41%
5% Shareholders			
	Hummingbird Management, LLC 145 East 57th Street, 8th Floor New York, NY 10022	304,422	13.2%
	David and Nancy Lopez P.O. Box 323 Southampton, NY 11969	188,500	8.2%

* Denotes ownership percentage of less than 1%.

(1) 43,600 shares of common stock are jointly owned by Mr. Offerman and his wife, Gail Offerman.

All shares set forth above are owned directly by the named individual unless otherwise stated.

PART III

Item 13. Certain Relationships and Related Transactions, and Director Independence

Other than the employment terms for its executive officers as described elsewhere in this Form 10-K, and as described below, there have been no related transactions between the Company, officers, directors or shareholders holding in excess of 5% of its securities within the last three years. Messrs. Sennet, Gottlieb and Chafetz are deemed independent directors.

Item 14. Principal Accountant Fees and Services

The Board of Directors of IEH has selected Jerome Rosenberg, CPA P.C., as the independent auditor of IEH for the fiscal year ending March 25, 2011. Shareholders will be asked to ratify such selection at the Company's annual meeting to be held in September 2011. The audit services provided by Jerome Rosenberg, CPA P.C., consist of examination of financial statements, services relative to filings with the SEC, and consultation in regard to various accounting matters. A member of Jerome Rosenberg, CPA P.C. is expected to be present at the next annual meeting of shareholders, will have the opportunity to make a statement if he so desires, and will be available to respond to appropriate questions.

Audit Fees. During the fiscal year ended March 25, 2011 and March 26, 2010, IEH paid an aggregate of $43,000 and $40,000, respectively, to Jerome Rosenberg, CPA P.C., for fees related to the audit of its financial statements.

Audit Related Fees. During the fiscal years ended March 25, 2011 and March 26, 2010, no fees were paid to Jerome Rosenberg, CPA P.C., with respect to financial systems design or implementation.

Tax Fees. During the fiscal years ended March 25, 2011 and March 26, 2010, the Company paid to Jerome Rosenberg, CPA P.C., the sums of $3,800 and $3,200 for tax compliance, tax advice and tax planning services.

All Other Fees. During the fiscal year ended March 25, 2011, IEH did not pay any other fees for services to its independent auditor.

The Board of Directors has determined that the services provided by Jerome Rosenberg, CPA P.C., and the fees paid to it for such services during the fiscal year ended March 25, 2011 has not compromised the independence of Jerome Rosenberg, CPA P.C.

The Board of Directors of the Company is comprised of four persons. Due to the limited size and scope of the Company's operations which are limited to one office and the level of revenue and income, the Board of Directors has not established an Audit Committee. Further, as the Company's securities are not traded on any exchange or on Nasdaq, but solely are listed for quotations on the Over the Counter Bulletin Board, there is no requirement that an Audit Committee be established. The Board, as an entirety, approves that appointment of its independent auditor and the related work performed by the auditor for services which are not audit related. In its deliberations regarding approval of the independent auditor for auditing and other services, the Board reviews the auditor's history of representing the Company, the fees to be paid and paid historically, the level of performance provided by the auditor and the ability of the Company, given its lack of profits to obtain similar services for similar costs.

Item 14. Principal Accountant Fees and Services *(continued)*

Consistent with SEC policies regarding auditor independence, the Board of Directors has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the Board has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor. Prior to engagement of the independent auditor for the next year's audit, management advises the Board of the audit and permissible non-audit services expected to be rendered during that year for each of the categories of services which may provided by the independent auditor to the Board for approval. The primary categories of services expected to be provided by the independent auditor are as described in the list of fees set forth above. In addition, management will also provide to the Board for its approval a fee proposal for the services proposed to be rendered by the independent auditor. Prior to the engagement of the independent auditor, the Board will approve both the description of audit and permissible non-audit services proposed to be rendered by the independent auditor and the budget for all such services. The fees are budgeted and the Board requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service.

During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Board requires separate pre-approval before engaging the independent auditor.

IEH CORPORATION

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Exhibits filed with Form 10-K:

(a)(1) Financial Statements

The financial statements referenced in Part II, Item 9 of this Annual Report appear on pages 33 to 53.

(a)(2) Financial Statement Schedule

None.

(a)(3) Exhibits

The exhibits designated with an asterisk (*) are filed herewith. All other exhibits have been previously filed with the SEC and pursuant to 17 C.F.R. Section 201.24 and 240.12b-32, are incorporated by reference to the document referenced in parentheses following the description of such exhibit. The exhibits designated with a number sign (#) indicate a management contract or compensation plan or arrangement.

10.1(#) Agreement between the Company and Michael Offerman (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 4, 2009).

10.2(#) Agreement between the Company and Robert Knoth (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 4, 2009).

31.1* Certification of Chief Executive Officer pursuant to Section 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of Chief Accounting Officer pursuant to Section 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certifications by Chief Executive Officer and Chief Financial Officer, pursuant to 17 CFR 240.13a-14(b) or 17 CFR 240.15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

IEH CORPORATION

March 25, 2011 and March 26, 2010

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors
IEH Corporation

We have audited the accompanying balance sheets of IEH Corporation as of March 25, 2011 and March 26, 2010 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the periods ended March 25, 2011 and March 26, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IEH Corporation as of March 25, 2011 and March 26, 2010 and the results of its operations and its cash flows for each of the two years ended March 25, 2011 and March 26, 2010 in conformity with U.S. generally accepted accounting principles.

/s/Jerome Rosenberg CPA, P.C.
Jerome Rosenberg CPA, P.C.
Melville, New York
June 17, 2011

IEH CORPORATION

BALANCE SHEETS

As of March 25, 2011 and March 26, 2010

	March 25, 2011	March 26, 2010
ASSETS		
CURRENT ASSETS:		
Cash	**$ 157,049**	$ 320,006
Accounts receivable, less allowances for doubtful accounts of $11,562 at March 25, 2011 and March 26, 2010	**1,986,799**	1,520,364
Inventories *(Note 2)*	**3,713,372**	2,573,196
Excess payments to accounts receivable factor *(Note 5)*	**78,898**	224,040
Prepaid expenses and other current assets *(Note 3)*	**247,088**	110,320
Total Current Assets	**6,183,206**	4,747,926
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization of $7,244,628 at March 25, 2011 and $7,084,552 at March 26, 2010 *(Note 4)*	**1,268,890**	1,195,240
	1,268,890	1,195,240
OTHER ASSETS:		
Other assets	**27,887**	25,019
	27,887	25,019
Total Assets	**$ 7,479,983**	$ 5,968,185

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

BALANCE SHEETS *(Continued)*

As of March 25, 2011 and March 26, 2010

	March 25, 2011	March 26, 2010
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 356,225**	$ 389,013
Accrued corporate income taxes	**3,752**	8,009
Workers compensation insurance assessments- current portion *(Note 8)*	**47,638**	39,285
Other current liabilities *(Note 6)*	**364,465**	432,188
Total Current Liabilities	**772,080**	869,495
LONG-TERM LIABILITIES:		
Workers compensation insurance assessments- net of current portion *(Note 8)*	**113,061**	174,365
Total Long-Term Liabilities	**113,061**	174,365
Total Liabilities	**885,141**	1,042,860
STOCKHOLDERS' EQUITY:		
Common Stock, $.01 par value; 10,000,000 shares authorized; 2,303,468 shares issued and outstanding at March 25, 2011 and March 26, 2010	**23,035**	23,035
Capital in excess of par value	**2,744,573**	2,744,573
Retained earnings	**3,827,234**	2,157,717
Total Stockholders' Equity	**6,594,842**	4,925,325
Total Liabilities and Stockholders' Equity	**$ 7,479,983**	$ 5,968,185

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENTS OF OPERATIONS

For the Years Ended March 25, 2011 and March 26, 2010

	March 25, 2011	March 26, 2010
REVENUE, net sales *(Note 13)*	**$ 13,823,640**	$ 12,141,941
COSTS AND EXPENSES:		
Cost of products sold	**8,693,472**	8,181,564
Selling, general and administrative	**1,983,862**	1,796,652
Interest expense	**43,946**	41,510
Depreciation and amortization	**161,182**	156,883
	10,882,462	10,176,609
OPERATING INCOME	**2,941,178**	1,965,332
OTHER INCOME	**3,339**	403
INCOME BEFORE INCOME TAXES	**2,944,517**	1,965,735
PROVISION FOR INCOME TAXES	**(1,275,000)**	(896,298)
NET INCOME	**$ 1,669,517**	$ 1,069,437
BASIC AND DILUTED EARNINGS PER COMMON SHARE *(Note 1)*	**$ .73**	$ .46
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (IN THOUSANDS)	**2,303**	2,303

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended March 25, 2011 and March 26, 2010

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	Shares	Amount			
Balances, March 27, 2009	2,303,468	$ 23,035	$ 2,744,573	$ 1,088,280	$ 3,855,888
Net income: year ended March 26, 2010	-	-	-	1,069,437	1,069,437
Balances, March 26, 2010	2,303,468	23, 035	2,744,573	2,157,717	4,925,325
Net income: year ended March 25, 2011	-	-	-	1,669,517	1,669,517
Balances, March 25, 2011	2,303,468	$ 23,035	$ 2,744,573	$ 3,827,234	$ 6,594,842

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash

For the Years Ended March 25, 2011 and March 26, 2010

	March 25, 2011	March 26, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$ 1,669,517**	$ 1,069,437
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	**161,182**	156,883
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	**(466,435)**	310,304
(Increase) decrease in excess payments to accounts receivable factor	**145,142**	(224,040)
(Increase) in inventories	**(1,140,176)**	(325,056)
(Increase) in prepaid expenses and other current assets	**(136,768)**	(84,400)
(Increase) in other assets	**(2,868)**	(51)
(Decrease) in accounts payable	**(32,893)**	(159,935)
Increase (decrease) in other current liabilities	**(68,723)**	154,449
(Decrease) in accrued corporate income taxes	**(4,257)**	(249,285)
Increase (decrease) in workers compensation insurance assessment	**(52,952)**	125,803
Total adjustments	**(1,598,748)**	(295,328)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**70,769**	774,109
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	**(233,726)**	(168,696)
NET CASH (USED) BY INVESTING ACTIVITIES	**$ (233,726)**	$ (168,696)

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENTS OF CASH FLOWS ***(Continued)***
Increase (Decrease) in Cash

For the Years Ended March 25, 2011 and March 26, 2010

	March 25, 2011	March 26, 2010
CASH FLOWS FROM FINANCING ACTIVITIES:		
(Repayment) from accounts receivable financing	**$ -**	$ (454,723)
NET CASH (USED) BY FINANCING ACTIVITIES	**-**	(454,723)
INCREASE (DECREASE) IN CASH	**(162,957)**	150,690
CASH, beginning of period	**320,006**	169,316
CASH, end of period	**$ 157,049**	$ 320,006
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	**$ 39,325**	$ 40,129
Income Taxes	**$ 1,341,369**	$ 946,357

The accompanying notes and independent auditors' report should be read in conjunction with the financial statements.

IEH CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business:

The Company designs, develops and manufactures printed circuit connectors for high performance applications. The Company has also developed a high performance plastic circular connector line. All of the Company's products utilize the HYPERTAC™ contact design, which is identified by the generic "HYPERBOLOID" in the Company's catalogs. This is necessary since all other HYPERTAC™ companies have been purchased by a multi-national company. The Company is the only independent producer of HYPERTAC™ in the United States.

The Company's customers consist of OEM's (Original Equipment Manufacturers), companies manufacturing medical equipment, and Distributors who resell the Company's products to OEMs. The Company sells its products directly and through regional representatives located in all regions of the United States as well as in Canada, Israel, India, various Pacific Rim countries, South Korea and the European Union (EU).

The customers the Company services are in the Government, Military, Aerospace, Medical, Automotive, Industrial, Test Equipment and Commercial Electronics markets. The Company appears on the Military Qualified Product Listing "QPL" to MIL-DTL-55302 and supply customer requested modifications to this specification. Sales to the commercial electronic and military markets were 31% and 69%, respectively, of the Company's net sales for the year ended March 25, 2011. The Company's offering of "QPL" items has recently been expanded to include additional products.

Accounting Period:

The Company maintains an accounting period based upon a 52-53 week year, which ends on the nearest Friday in business days to March 31st. The years ended March 25, 2011 and March 26, 2010 were comprised of 52 weeks.

Revenue Recognition:

Revenues are recognized at the shipping date of the Company's products. The Company has historically adopted the shipping terms that title merchandise passes to the customer at the shipping point (FOB Shipping Point). At this juncture, title has passed, the Company has recognized the sale, inventory has been relieved, and the customer has been invoiced. The Company does not offer any discounts, credits or other sales incentives.

The Company's policy with respect to customer returns and allowances as well as product warranty is as follows:

The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company's option. If the product is repairable, the Company at its own cost will repair and return to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of product.

Most of the Company's products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge its customers separately for these services.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:

Inventories:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

The Company manufactures products pursuant to specific technical and contractual requirements.

The Company historically purchases material in excess of its requirements to avail itself of favorable pricing as well as the possibility of receiving additional orders from customers. This excess may result in material not being used in subsequent periods, which may result in this material being deemed obsolete.

The Company annually reviews its purchase and usage activity of its inventory of parts as well as work in process and finished goods to determine which items of inventory have become obsolete within the framework of current and anticipated orders. The Company based upon historical experience has determined that if a part has not been used and purchased or an item of finished goods has not been sold in three years, it is deemed to be obsolete. The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost. A periodic adjustment, based upon historical experience is made to inventory in recognition of this impairment.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Under the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act that was signed into law on July 21, 2010, the Federal Deposit Insurance Corporation (FDIC) will permanently insure interest bearing accounts at financial institutions up to $250,000 in the aggregate.

An additional provision of the Dodd-Frank Act provides for all non-interest bearing transaction accounts to be fully insured by the FDIC. Coverage under this provision will begin on December 31, 2010 and end on December 31, 2012.

The Company has not experienced any losses in such accounts and believes its cash balances are not exposed to any significant risk.

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:**

Concentration of Credit Risk *(continued)*:

As of March 25, 2011, the Company had funds on deposit in the amount of $157,049 in one financial institution comprised of the following:

Non-interest bearing accounts	$ 27,551
Interest bearing account	129,498
	$157,049

The Company has not experienced any losses in such accounts and believes its cash balances are not exposed to any significant risk.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the Double Declining Balance method over the estimated useful lives (5-7 years) of the related assets.

Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized. Items of property, plant and equipment, which are sold, retired or otherwise disposed of, are removed from the asset and accumulated depreciation or amortization account. Any gain or loss thereon is either credited or charged to operations.

Income Taxes:

The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized. Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes. The Company has adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes which includes the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

Net Income Per Share:

The Company has adopted the provisions of ASC Topic 260, Earnings Per Share which includes the provisions of SFAS No. 128, "Earnings Per Share", which requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued. For the years ended March 25, 2011 and March 26, 2010, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:

Fair Value of Financial Instruments:

The carrying value of the Company's financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (three months) of these instruments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Impairment of Long-Lived Assets:

The Company has adopted the provisions of ASC Topic 360, Property, Plant and Equipment-Impairment or Disposal of Long Lived Assets which includes the provisions of SFAS No. 144, "Accounting For The Impairment of Long-Lived Assets And Long-Lived Assets To Be Disposed Of", and requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted SFAS No. 144. There were no long-lived asset impairments recognized by the Company for the years ended March 25, 2011 and March 26, 2010.

Reporting Comprehensive Income:

The Company has adopted the provisions of ASC Topic 220, Comprehensive Income which includes the provisions of SFAS No. 130, "Reporting Comprehensive Income." This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. There were no material items of comprehensive income to report for the years ended March 25, 2011 and March 26, 2010.

Segment Information:

The Company has adopted the provisions of ASC Topic 280, Segment Reporting which includes the Provisions of SFAS No. 131, "Disclosures About Segment of An Enterprise and Related Information." This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers. The adoption of ASC Topic 280 did not affect the Company's presentation of its results of operations or financial position.

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:**

Research and Development:

The Company provides personalized engineering services to its customers by designing connectors for specific customer applications. The employment of electromechanical engineers is the anticipated cornerstone of the Company's future growth. The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

The Company did not expend any funds on, nor receive any revenues related to, customer sponsored research and development activities relating to the development of new designs, techniques and the improvement of existing designs during the years ended March 25, 2011 and March 26, 2010, respectively.

Effect of New Accounting Pronouncements:

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Principles - a Replacement of FASB Statement No. 162 ("SFAS No. 168"). SFAS No. 168 establishes the ASC as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP.

Rules and interpretive releases of the SEC under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority.

The ASC superseded all existing non-SEC accounting and reporting standards. The FASB will not issue new standards in the form of any SFAS, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates ("ASU") that will serve to update the ASC, provide background information about the guidance and provide the bases for conclusions on the change(s) in the ASC. The adoption of SFAS No. 168 did not have an impact upon the Company's financial position, results of operations or cash flows.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, "Subsequent Events", which provides authoritative accounting literature related to evaluating subsequent events. ASC 855 is similar to current guidance with some exceptions that are not intended to result in significant change to current practice. ASC 855 defines subsequent events and also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The provisions of ASC 855 are effective for interim or annual financial periods ending after June 15, 2009. The Company has adopted the provisions of ASC 855 effective as of September 30, 2009 and its adoption did not have a material impact on the Company's financial position, results of operations, cash flows or its required disclosures in its Form 10-K. The Company has evaluated subsequent events through June 17, 2011.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:

Effect of New Accounting Pronouncements *(continued)*:

In April 2009, the FASB issued FSP FAS No. 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1, Interim Disclosures about Fair Value of Financial Instruments", which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments and requires disclosures about the fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP FAS No. 107-1 and APB No. 28-1 also amend APB Opinion No. 28, Interim Financial Reporting, to require these disclosures in all interim financial statements. FSP FAS No. 107-1 and APB No. 28-1 are effective for interim reporting periods ending after June 15, 2009. The guidance of FSP FAS No. 107-1 and APB No. 28-1 is now included in ASC Topic 825, Financial Statements. The adoption of FSP FAS No. 107-1 and APB No. 28-1 did not have a material impact on the Company's financial position, results of operations or cash flows.

The Company has adopted the provisions of ASC Topic, 740, Income Taxes which includes the provisions of Financial Accounting Standards Board Interpretation No.48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No.109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement disclosures of tax positions taken or expected to be taken in an income tax filing.

The evaluation of a tax position is a two step process. The first step requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. The second step requires an entity to recognize in the financial statements each tax position that meets the more likely than not criteria, measured at the largest amount of benefit that has a greater than fifty percent likelihood of being recognized. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

The Company believes that with its adoption of ASC Topic 740, that the income tax positions taken by it did not have a material effect on the financial statements for the year ended March 25, 2011.

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements and Disclosures which includes the provisions of SFAS No.157, "Fair Value Measurements", which enhances existing guidance for measuring assets and liabilities using fair value. ASC Topic 820 and SFAS No. 157 provide a single definition of fair value, together with a framework for measuring it, and require additional disclosure about the use of fair value to measure assets and liabilities. The Company does not believe that ASC Topic 820 will have a material impact on its financial statements.

The Company has adopted the provisions of ASC Topic 825, Financial Instruments, which includes the provisions of SFAS No. 159 ("SFAS 159") "The Fair Value Option for Financial Assets and Financial Liabilities", providing companies with an option to report selected financial assets and liabilities at fair value. The objective of ASC Topic 825 and SFAS 159 is to reduce both complexity in accounting for

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*:

Effect of New Accounting Pronouncements *(continued)*:

financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. They also require entities to display the fair value of those assets and liabilities. The Company has chosen to use fair value on the face of the balance sheet. The Company does not believe that ASC Topic 825 will have a material impact on its financial statements.

Note 2 - INVENTORIES:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

The Company manufactures products pursuant to specific technical and contractual requirements. The Company historically purchases material in excess of its requirements to avail itself of favorable pricing as well as the possibility of receiving additional orders from customers. This excess may result in material not being used in subsequent periods, which may result in this material being deemed obsolete.

The Company annually reviews its purchase and usage activity of its inventory of parts as well as work in process and finished goods to determine which items of inventory have become obsolete within the framework of current and anticipated orders. The Company based upon historical experience has determined that if a part has not been used and purchased or an item of finished goods has not been sold in three years, it is deemed to be obsolete.

The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost. A periodic adjustment, based upon historical experience is made to inventory in recognition of this impairment.

Inventories are comprised of the following:

	March 25, 2011	March 26, 2010
Raw materials	**$ 2,279,762**	$ 1,112,064
Work in progress	**673,619**	653,382
Finished goods	**759,991**	807,750
	$ 3,713,372	$ 2,573,196

Note 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS:

Prepaid expenses and other current assets are comprised of the following:

	March 25, 2011	March 26, 2010
Prepaid insurance	**$ 31,249**	$ 30,657
Prepaid corporate taxes	**145,440**	76,248
Other current assets	**70,399**	3,415
	$ 247,088	$ 110,320

Note 4 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are as follows:

	March 25, 2011	March 26, 2010
Computers	**$ 258,402**	$ 242,708
Leasehold improvements	**588,685**	588,685
Machinery and equipment	**5,212,686**	5,091,909
Tools and dies	**2,286,175**	2,193,005
Furniture and fixture	**160,020**	155,935
Website development cost	**7,550**	7,550
	8,513,518	8,279,792
Less: accumulated depreciation and amortization	**(7,244,628)**	(7,084,552)
	$ 1,268,890	$ 1,195,240

Note 5 - ACCOUNTS RECEIVABLE FINANCING:

The Company has an accounts receivable financing agreement with a non-bank lending institution ("Factor") whereby it can borrow up to 80 percent of its eligible receivables (as defined in such financing agreement) at an interest rate of 2 ½% above JP Morgan Chase's publicly announced rate with a minimum rate of 12% per annum.

Note 5 - ACCOUNTS RECEIVABLE FINANCING *(continued)*:

The financing agreement has an initial term of one year and will automatically renew for successive one-year terms, unless terminated by the Company or its lender upon receiving 60 days prior notice. Funds advanced by the Factor are secured by the Company's accounts receivable and inventories. As of March 25, 2011, the Company had reported excess payments to the Factor resulting in an overpayment of $78,898, which the Company intends to apply against future borrowings. These excess repayments are reported in the accompanying financial statements as "Excess payments to accounts receivable factor".

Note 6 - OTHER CURRENT LIABILITIES:

Other current liabilities are comprised of the following:

	March 25 2011	March 26, 2010
Payroll and vacation accruals	**$ 323,205**	$ 315,923
Sales commissions	**37,009**	37,040
Insurance	**-**	73,617
Other	**4,251**	5,608
	$ 364,465	$ 432,188

Note 7 - INCOME TAXES:

The Company accounts for income taxes under the provisions of ASC Topic 740, Income Taxes which includes the provisions of SFAS No. 109 ("SFAS 109"). Under SFAS 109, deferred income tax assets or liabilities are computed based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the currently enacted marginal income tax rates. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

The provision for income taxes consists of the following:

Note 7 - INCOME TAXES *(continued)*:

	March 25, 2011
Current:	
Federal	$ 535,000
State and local	414,655
Total current tax provision	949,655
Deferred:	
Federal	265,000
State and local	60,345
Total deferred tax benefit	325,345
Total provision (benefit)	$ 1,275,000

The components of the Company's deferred taxes at March 25, 2011 are as follows:

Deferred tax assets:	
Accounts receivable reserves	$ 11,562
State tax credit	4,982
Accrued expenses	368,217
Prepaid expenses	(247,088)
	137,673
Deferred tax liabilities:	
Depreciation	(152,080)
Net deferred tax assets before valuation allowance	(14,407)
Valuation allowance	14,407
Net deferred tax assets	$ -

The Company has fully utilized its net operating loss carryovers in prior years.

The foregoing amounts are management's estimates and the actual results could differ from those estimates. Future profitability in this competitive industry depends on continually obtaining and fulfilling net profitable contracts or the failure of the Company's engineering development efforts could reduce estimates of future profitability, which could affect the Company's ability to realize the deferred tax assets.

A reconciliation of the income tax benefit at the statutory Federal tax rate of 34 % to the income tax benefit recognized in the financial statements is as follows:

Note 7 - INCOME TAX *(continued)*:

	March 25, 2011
Income tax expense (benefit) – statutory rate	34.0%
Income tax expenses – state and local, net of federal benefit	12.0%
Income tax expense (benefit)	46.0%

Note 8 - WORKERS COMPENSATION INSURANCE ASSESSMENT:

On September 15, 2008, the Company was notified by the State of New York Workers' Compensation Board (the "Board") that the Trade Industry Workers' Compensation Trust for Manufacturers (the "Trust") had defaulted. As a member of this self-insured group, the Company was assessed on an estimated basis by the Board for its allocable share necessary to discharge all liabilities of the Trust.

The assessed amount for the years 2002 through 2006 was $101,362. The assessed amount for each year is detailed as follows:

2002	$ 16,826
2003	24,934
2004	31,785
2005	14,748
2006	13,069
	$101,362

The Company did have the option of paying this assessment as a lump sum amount or paying off the assessment over a 60 month period. The Company elected the deferral option, and was obligated to making monthly payments of $1,689 for 59 months, and $1,711 for the 60th and final month. The Company had recorded this assessment as a charge to Cost of Sales in the quarter ended December 26, 2008.

The Company was subsequently notified that it was being assessed an additional $146,073 covering the years 2002 through 2007, bringing the total deficit allocation assessment to $247,435.

The total received assessment for the years 2002 to 2007 is as follows:

2002	$ 23,445
2003	43,797
2004	51,381
2005	38,309
2006	46,477
2007	44,026
	$247,435

Note 8 - WORKERS COMPENSATION INSURANCE ASSESSMENT *(continued)*:

As of March 25, 2011, the Company had paid down $86,736 of this assessment.

The Company has elected to pay the revised assessment over a five year period (60 months). The monthly payments, inclusive of interest at 7.50%, are $3,970.

As of March 25, 2011 the remaining balance of the revised assessment payable was $160,699.

Note 9 - CHANGES IN STOCKHOLDERS' EQUITY:

The accumulated retained earnings increased by $1,669,517, which represents the net income for the fiscal year ended March 25, 2011. As a result, the Company reported retained earnings of $3,827,234.

Note 10- 2001 EMPLOYEE STOCK OPTION PLAN:

On September 21, 2001 the Company's shareholders approved the adoption of the Company's 2002 Employees Stock Option Plan ("2002 Plan") to provide for the grant of options to purchase up to 750,000 shares of the Company's common stock to all employees, including senior management.

Options granted to employees under the 2002 Plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or options which do not so qualify.

Under the 2002 Plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company's common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company's common stock and the option must not be exercisable after the expiration of five years from the day of the grant.

Exercise prices of non-incentive stock options may be less than the fair market value of the Company's common stock.

The aggregate fair market value of shares subject to options granted to a participant(s), which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of March 25, 2011, no options had been granted under the 2002 Plan.

Note 11 - CASH BONUS PLAN:

In 1987, the Company adopted a cash bonus plan ("Cash Bonus Plan") for Executive Officers. Contributions to the Bonus Plan are made by the Company only after pre-tax operating profits exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 or 25% of pre-tax operating profits. For the year ended March 25, 2011, the Company's contribution was $173,000. For the year ended March 26, 2010, the contribution was $163,000.

Note 12 - COMMITMENTS AND CONTINGENCIES:

The Company has renewed its lease for its manufacturing facility located at 140 58th Street, Suite E, Brooklyn, New York. The renewed lease term runs from December 1, 2010 through November 30, 2020. The basic minimum annual rentals are as follows:

Fiscal year ending March:	
2012	$ 149,380
2013	153,860
2014	158,480
2015	163,240
2016	168,120
Thereafter	853,100
	$ 1,646,180

The rental expense for the years ended March 25, 2011 and March 26, 2010, was $133,849 and $145,374, respectively.

The Company has a collective bargaining multi-employer pension plan ("Multi-Employer Plan") with the United Auto Workers of America, Local 259. Contributions are made in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendments Act of 1990 (the "1990 Act"), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the Multi-Employer Plan.

The Company has not taken any action to terminate, withdraw or partially withdraw from the Multi-Employer Plan nor does it intend to do so in the future. Under the 1990 Act, liabilities would be based upon the Company's proportional share of the Multi-Employer Plan's unfunded vested benefits, which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under this pension plan were $110,881 for the year ended March 25, 2011 and $110,789 for the year ended March 26, 2010.

Note 13 - REVENUES FROM MAJOR CUSTOMERS:

In the fiscal year ended March 25, 2011 four customers accounted for approximately 38% of revenues. During the year ended March 26, 2010 approximately 31% of the Company's total revenues were earned from three customers. Total sales to these customers were approximately $5,240,000 and $3,782,000. Of these, one customer accounted for 14.3% of the Company's sales. As of March 25, 2011, amounts due from these four customers represented 39% of the total balance of accounts receivable.

IEH CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, IEH Corporation has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IEH CORPORATION

By: /s/ Michael Offerman
Michael Offerman
President and Chief Executive Officer

Dated: July 8, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Michael Offerman Michael Offerman, Chairman of the Board, Chief Executive Officer and President	July 8, 2011
/s/ Robert Knoth Robert Knoth, Secretary and Treasurer; Chief Financial Officer, Controller and Principal Accounting Officer	July 8, 2011
/s/ Murray Sennet Murray Sennet, Director	July 8, 2011
/s/ Alan Gottlieb Alan Gottlieb, Director	July 8, 2011
/s/ Gerald E. Chafetz Gerald E. Chafetz	July 8, 2011

Exhibit 31.1
CERTIFICATIONS

I, Michael Offerman, certify that:

1. I have reviewed this report on Form 10-K of IEH Corporation for the year ended March 25, 2011.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function); and

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 8, 2011

/s/ Michael Offerman
Michael Offerman
President and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2
CERTIFICATIONS

I, Robert Knoth, certify that:

1. I have reviewed this report on Form 10-K of IEH Corporation for the year ended March 25, 2011.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function); and

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 8, 2011

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer and Controller (Principal Accounting Officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of IEH Corporation (the "Company") on Form 10-K for the year ending March 25, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, being, Michael Offerman, President and Chief Executive Officer (Principal Executive Officer), and Robert Knoth, Chief Financial Officer (Principal Accounting Officer), of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of the Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 8, 2011

/s/ Michael Offerman
Michael Offerman
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer
(Principal Accounting Officer)

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing. A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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CORPORATE INFORMATION

Company Officers and Directors

Michael Offerman
Chairman of the Board
and President

Robert Knoth
Chief Financial Officer,
Secretary and Treasurer

Murray Sennet
Director

Allen Gottlieb
Director

Gerald Chafetz
Director

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Tel. (908) 497-2300

Corporate Office

140 58th Street
Suite 8E
Brooklyn, New York 11220
Tel. (718) 492-9673

Counsel

Becker & Poliakoff, LLP
45 Broadway – 11th Floor
New York, New York 10006
Tel. (212) 599-3322

Independent Public Registered Accounting Firm

Jerome Rosenberg, CPA, P.C.
35 Pinelawn Road
Suite 204W
Melville, New York 11747
Tel. (631) 777-2290



1937 – 2011



CORPORATION

2011
ANNUAL
REPORT